LARRY R. PILGRIM, B.Sc. P.Geo.
10 Witchazel Lane
King’s Point, Newfoundland and Labrador
A0J 1H0

CONSENT OF AUTHOR

To:	Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Re:	Crosshair Exploration & Mining Corp. (“Crosshair”)
Consent under National Instrument 43-101

I, Larry R. Pilgrim, B.Sc. P.Geo., author of the technical report titled “Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Badger, Grand Falls, Buchans and Victoria Lake Areas, NTS 12A/06, 09, 10, 15, 16 and 02D/13, Newfoundland and Labrador”, dated April 30, 2008 as amended September 23, 2008 (the “Technical Report”), do hereby consent to the public filing with the regulatory authorities referred to above, of the Technical Report and to extracts from, or a summary of, the Technical Report in Crosshair’s September 30, 2008 news release.

I confirm that I have read the written disclosure in Crosshair’s news release dated September 30, 2008 and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 30th day of September, 2008.

“Larry Pilgrim”
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Larry R. Pilgrim, B.Sc. P.Geo.